UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Earns FCC's First Authorization for 802.16e BreezeMAX® Equipment for 3.65 GHz Networks.
	Dated April 22nd, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22nd, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Earns FCC’s First Authorization for 802.16e
BreezeMAX® Equipment for 3.65 GHz Networks

Proven, High-Performance BreezeMAX 3650 now available to all registered
3.65 GHz operators to deliver WiMAX™ services across the U.S.

MOUNTAIN VIEW, CA, April 22, 2008 – Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced commercial availability and FCC authorization for its 802.16e BreezeMAX® 3650 base station and CPEs (customer premises equipment). Federal approval is required for all equipment deployed in the 3.65 GHz band, and the FCC specifically allocated this frequency band for wireless broadband to help overcome broadband service gaps in the U.S. Currently, various U.S. operators including Towerstream (NASDAQ:TWER) are using Alvarion’s BreezeMAX 3650 in commercial trials to deliver broadband services.

“Towerstream’s business model is built around WiMAX to serve high value commercial customers in major urban markets around the country,” said Jeff Thompson, CEO of Towerstream. “Alvarion’s solution provides performance and future-proof technology that is superior to other 3.65 GHz offerings on the market, which adds value to our customers as well as enables us to advance our business.”

BreezeMAX 3650 supports self-install CPE, advanced antenna technologies, including MIMO, and enables up to fourth order diversity to maximize capacity and coverage. “BreezeMAX 3650 leverages the same mature and field-proven Alvarion 802.16e Open WiMAX technology chosen by many operators around the world,” said Adlane Fellah, Senior Analyst and Founder of Maravedis, Inc. “Given the nationwide low broadband penetration rate in the U.S. market, BreezeMAX 3650 will serve urban, suburban and rural markets for both enterprise and residential customers. This will further help speed up broadband adoption in the U.S.”

Since the FCC 3.65 – 3.7 GHz spectrum allocation is near the global 3.5 GHz allocation – a band where Alvarion customers in more than 100 countries deploy BreezeMAX today – U.S. 3.65 GHz operators now have the ability to leverage the performance of an 802.16e solution, which is the most advanced version of WiMAX technology. Operators can also benefit from the economies of scale generated by the WiMAX ecosystem, which revolves around 802.16e WiMAX technology.

“The 3.65 GHz band presents a unique opportunity for U.S. operators to deliver WiMAX services to customers around the country,” remarked Greg Daily, President, Alvarion, Inc. “As part of Alvarion’s innovation, flexibility and commitment to the North American market, we chose to offer an 802.16e solution because of its excellent performance, future proof technology and cost saving opportunities for operators using this frequency band.”

About Towerstream
Towerstream is a leading fixed WiMAX service provider in the U.S., delivering high-speed Internet access to businesses. Founded in 2000, the company has established networks in such markets as New York City, Los Angeles, Miami, Chicago, Seattle, the San Francisco Bay Area, Dallas-Fort Worth, and the greater Boston, Providence and Newport, R.I. areas, and continues to expand coverage throughout the country. The company was the first carrier selected to join the WiMAX Forum to assist leading vendors in establishing industry compliance with international broadband wireless access standards and cross-vendor interoperability (www.towerstream.com).

About Alvarion
Alvarion is the largest WiMAX pure player, ensuring customer long-term success with fixed and mobile solutions for the full range of frequency bands. Based on its OPEN™ WiMAX strategy, the company offers superior wireless broadband infrastructure and an all-IP best-of-breed ecosystem in cooperation with its strategic partners. Alvarion boasts over 200 commercial WiMAX deployments worldwide (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum. “Alvarion” and “BreezeMAX” are the registered trademarks of Alvarion Ltd. “OPEN” is the trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.